Company Merrill Lynch International
                  TIDM TTP
                  Headline EMM Disclosure
                  Released 12:44 2 Apr 2003
                  Number 5491J






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      01 April 2003 02 April 2003
      Date of dealing 01 April 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      01 April 2003
      Safeway Plc - Common
      Cambridge Antibody Tech Group - Common
      Six Continents Plc - Ordinary
      Oxford Glycosciences Plc - Common

      AMENDMENT

      state which element(s) of disclosure was incorrect:

      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel.
      No: 0171 638 0129

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


      Dealing in Safeway Plc

      Class of security Common

      Date of disclosure 02 April 2003

      Date of dealing 01 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Trackdean Investments Ltd

      Number of securities purchased 132,989

      Highest price paid* GBP2.63

      Lowest price paid* GBP2.60

      Number of securities sold 350,163

      Highest price paid* GBP2.63

      Lowest price paid* GBP2.60

      *Currency must be stated


      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Cambridge Antibody Tech Group

      Class of security Common

      Date of disclosure 02 April 2003

      Date of dealing 01 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased 62,424

      Highest price paid* GBP3.35

      Lowest price paid* GBP3.35

      Number of securities sold 27,998

      Highest price paid* GBP3.44

      Lowest price paid* GBP3.35

      *Currency must be stated


      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Six Continents Plc

      Class of security Ordinary

      Date of disclosure 02 April 2003

      Date of dealing 01 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Six Continents Plc

      Number of securities purchased 159,479

      Highest price paid* GBP6.09

      Lowest price paid* GBP5.94

      Number of securities sold 157,000

      Highest price paid* GBP6.11

      Lowest price paid* GBP5.97

      *Currency must be stated


      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Oxford Glycosciences Plc

      Class of security Common

      Date of disclosure 02 April 2003

      Date of dealing 01 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased Nil

      Highest price paid*n/a

      Lowest price paid*n/a

      Number of securities sold 15,000

      Highest price paid* GBP1.95

      Lowest price paid* GBP1.95

      *Currency must be stated



END